Exhibit 99.4

EZGO Technologies Ltd. Announces Pricing of  $11.2 Million Initial Public Offering

Jiangsu, China, January 25, 2021 -- EZGO Technologies Ltd. (Nasdaq: EZGO) (“EZGO” or the “Company”), a leading short-distance transportation solutions provider in China, today announced the pricing of its firm commitment initial public offering of 2,800,000 ordinary shares at a public offering price of $4.00 per share, for total gross proceeds of $11.2 million, before deducting underwriting discounts, commissions and other related expenses. In addition, EZGO has granted the underwriters a 45-day option to purchase up to an additional 420,000 ordinary shares at the public offering price, less underwriting discount and commissions. The shares are scheduled to begin trading on the Nasdaq Capital Market tomorrow, January 26, 2021, under the ticker symbol “EZGO”. The offering is expected to close on or about January 28, 2021, subject to customary closing conditions.

ViewTrade Securities, Inc., a global provider of brokerage, investment banking, corporate /advisory and trading platform services, acted as sole book-running manager for the offering.

A registration statement relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission on December 31, 2020. The offering of these securities was made only by means of a prospectus, forming a part of the registration statement. A copy of the final prospectus related to the offering may be obtained, when available, from ViewTrade Securities, via email: IB@Viewtrade.com or standard mail at ViewTrade Securities, 7280 W Palmetto Park Rd, #310, Boca Raton, FL 33433, Attn: Prospectus Department. In addition, a copy of the final prospectus relating to the offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About EZGO Technologies Ltd.

Leveraging an Internet of Things (IoT) product and service platform, EZGO has established a business model centered on the sale of electronic bicycles and battery and e-bicycle rentals, complemented by sale of battery packs, battery cell trading and a charging pile business. Currently, the Company (i) trades lithium cells; (ii) rents and sells lithium batteries; (iii) designs, manufactures, rents and sell e-bicycles and e-tricycles; and (iv) sells, franchises and operates smart charging piles for e-bicycles and other electronic devices.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the short-distance transportation solutions market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Menz Wen
Email: ir@ez-go.com.cn.
Phone: (+86) 13502829216

Investor Relations:

Rick Eisenberg

Eisenberg Communications

Email: eiscom@msn.com

Phone: (+1) 917-691-8934